EXHIBIT 99

Joint Filing Information

The address of Prudential Financial, Inc. is 751 Broad
Street, Newark, NJ 07102.

The address of The Prudential Insurance Company of
America is 751 Broad Street, Newark, NJ 07102.

The address of Prudential Retirement Insurance and
Annuity Company is 280 Trumbull Street, One Commercial
Plaza, Hartford, CT 06103.